Exhibit 12.1

W.P. CAREY INC.

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

	Nine Months Ended September 30,	Years Ended December 31,
(Dollars in thousands)	2016	2015	2014	2013	2012	2011

Income from continuing operations before income taxes	$221,799	$222,848	$230,360	$95,237	$94,286	$190,255
Fixed charges	141,507	196,991	180,689	110,179	52,193	23,625
Less: Equity in earnings of equity method investments	(48,243)	(51,020)	(44,116)	(52,731)	(62,392)	(51,228)
Distributed income of equity investments	48,303	51,435	42,809	42,554	45,121	51,538
Amortization of capitalized interest	11	—	—	—	—	—
Net income attributable to noncontrolling interests that have not incurred fixed charges	(5,220)	(6,235)	(4,619)	(3,847)	(1,319)	(2,735)
Earnings	$358,157	$414,019	$405,123	$191,392	$127,889	$211,455

Interest expense	$139,496	$194,326	$178,462	$108,193	$50,709	$22,366
Capitalized interest	264	329	163	—	—	—
1/3 of rental expense - interest factor	1,748	2,336	2,064	1,986	1,484	1,259
Fixed Charges	$141,508	$196,991	$180,689	$110,179	$52,193	$23,625

Ratio of Earnings to Fixed Charges	2.53	2.10	2.24	1.74	2.45	8.95